

**Statement to Certificateholder**

| **Distribution Information** | **Deal Information** |
|---|---|
| 1. Distribution Summary | **Deal Name:** Residential Accredit Loans Inc,  2006-QA6 |
| 2. Factor Summary | **Asset Type:** Mortgage Asset-Backed Pass-Through Certificates |
| 3. Components Information  *(Not Applicable)* | |
| 4. Interest Summary | **Closing Date:** 07/28/2006 |
| | **First Distribution Date:** 08/25/2006 |
| 5. Other Income Detail | |
| 6. Interest Shortfalls, Compensation and Expenses | **Determination Date:** 11/21/2006 |
| | **Distribution Date:** 11/27/2006 |
| 7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts | **Record Date:** |
| 8. Collateral Summary |   Book-Entry: 11/22/2006 |
| |   Definitive: 10/31/2006 |
| 9. Repurchase Information | |
| 10. Loan Status Report (Delinquencies) | |
| 11. Deal Delinquencies (30 Day Buckets) | **Trustee:** Deutsche Bank Trust Company Americas |
| 12. Loss Mitigation and Servicing Modifications | **Main Telephone:** 714-247-6000 |
| 13. Losses and Recoveries | **GMAC-RFC** |
| 14. Credit Enhancement Report | **Bond Administrator:** Nicholas Gisler |
| 15. Distribution Percentages  *(Not Applicable)* | **Telephone:** 818-260-1628 |
| 16. Overcollateralization Summary | **Pool(s) :** 40374 |
| 17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts | |
| 18. Performance Tests | |
| 19.  Lender Paid Mortgage Insurance  *(Not Applicable)* | |
| 20. Comments | |

Residential Accredit Loans Inc,  2006-QA6

November 27, 2006

**1. Distribution Summary**

| Class | CUSIP | Original Face Value | Beginning Notional / Principal Balance | Pass - Through Rate | Principal Distribution | Interest Distribution | Total Distribution (3) + (4) = (5) | Principal Loss | Interest Loss | Deferred Interest | Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9) |
|---|---|---|---|---|---|---|---|---|---|---|---|
|  |  |  | (1) | (2) | (3) | (4) | (5) | (6) | (7) | (8) | (9) |
| A-1 | 74922MAA9 | 250,000,000.00 | 240,377,374.45 | 5.51000000 | 6,046,603.17 | 1,214,106.06 | 7,260,709.23 | 0.00 | 0.00 | 0.00 | 234,330,771.28 |
| A-2 | 74922MAB7 | 65,000,000.00 | 62,498,117.36 | 5.50000000 | 1,572,116.83 | 315,094.68 | 1,887,211.51 | 0.00 | 0.00 | 0.00 | 60,926,000.53 |
| A-3 | 74922MAC5 | 237,240,000.00 | 228,108,513.26 | 5.51000000 | 5,737,984.55 | 1,152,138.08 | 6,890,122.63 | 0.00 | 0.00 | 0.00 | 222,370,528.71 |
| A-4 | 74922MAD3 | 33,865,000.00 | 32,561,519.14 | 5.58000000 | 819,072.86 | 166,552.17 | 985,625.03 | 0.00 | 0.00 | 0.00 | 31,742,446.28 |
| M-1 | 74922MAE1 | 11,028,000.00 | 11,028,000.00 | 5.61000000 | 0.00 | 56,711.49 | 56,711.49 | 0.00 | 0.00 | 0.00 | 11,028,000.00 |
| M-2 | 74922MAF8 | 5,671,000.00 | 5,671,000.00 | 5.63000000 | 0.00 | 29,267.09 | 29,267.09 | 0.00 | 0.00 | 0.00 | 5,671,000.00 |
| M-3 | 74922MAG6 | 4,096,000.00 | 4,096,000.00 | 5.65000000 | 0.00 | 21,213.87 | 21,213.87 | 0.00 | 0.00 | 0.00 | 4,096,000.00 |
| M-4 | 74922MAH4 | 2,835,000.00 | 2,835,000.00 | 5.70000000 | 0.00 | 14,812.88 | 14,812.88 | 0.00 | 0.00 | 0.00 | 2,835,000.00 |
| M-5 | 74922MAJ0 | 2,520,000.00 | 2,520,000.00 | 5.72000000 | 0.00 | 13,213.20 | 13,213.20 | 0.00 | 0.00 | 0.00 | 2,520,000.00 |
| M-6 | 74922MAK7 | 2,520,000.00 | 2,520,000.00 | 5.80000000 | 0.00 | 13,398.00 | 13,398.00 | 0.00 | 0.00 | 0.00 | 2,520,000.00 |
| M-7 | 74922MAL5 | 2,520,000.00 | 2,520,000.00 | 5.94065982 | 0.00 | 14,483.70 | 14,483.70 | 0.00 | 0.00 | 0.00 | 2,520,000.00 |
| M-8 | 74922MAM3 | 2,835,000.00 | 2,835,000.00 | 5.94065982 | 0.00 | 16,683.97 | 16,683.97 | 0.00 | 0.00 | 0.00 | 2,835,000.00 |
| M-9 | 74922MAN1 | 2,835,000.00 | 2,835,000.00 | 5.94065982 | 0.00 | 18,892.91 | 18,892.91 | 0.00 | 0.00 | 0.00 | 2,835,000.00 |
| B | 74922MAP6 | 2,844,948.00 | 2,844,948.00 | 5.94065982 | 0.00 | 19,089.60 | 19,089.60 | 0.00 | 0.00 | 0.00 | 2,844,948.00 |
| SB | 74922MAQ4 | 4,411,550.31 | 4,411,550.49 | 0.00000000 | 0.00 | 249,917.98 | 249,917.98 | 0.00 | 0.00 | 0.00 | 4,411,550.49 |
| R-I | 74922MAR2 | 0.00 | 0.00 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| R-II | 74922MAS0 | 0.00 | 0.00 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| R-III | 74922MAT8 | 0.00 | 0.00 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Deal Totals** |  | **630,221,498.31** | **607,662,022.70** |  | **14,175,777.41** | **3,315,575.68** | **17,491,353.09** | **0.00** | **0.00** | **0.00** | **593,486,245.29** |

**2. Factor Summary**

*Amount /Original Amount per $1000 unit)*

| Class | CUSIP | Beginning Notional/ Principal Balance Factor | Principal Distribution Factor | Interest Distribution Factor | Total Distribution Factor | Deferred Interest Factor | Interest Shortfall Factor | Ending Notional/ Principal Balance Factor |
|---|---|---|---|---|---|---|---|---|
| A-1 | 74922MAA9 | 961.50949780 | 24.18641268 | 4.85642424 | 29.04283692 | 0.00000000 | 0.00000000 | 937.32308512 |
| A-2 | 74922MAB7 | 961.50949785 | 24.18641277 | 4.84761046 | 29.03402323 | 0.00000000 | 0.00000000 | 937.32308508 |
| A-3 | 74922MAC5 | 961.50949781 | 24.18641270 | 4.85642421 | 29.04283692 | 0.00000000 | 0.00000000 | 937.32308510 |
| A-4 | 74922MAD3 | 961.50949771 | 24.18641252 | 4.91812107 | 29.10453359 | 0.00000000 | 0.00000000 | 937.32308519 |
| M-1 | 74922MAE1 | 1,000.00000000 | 0.00000000 | 5.14250000 | 5.14250000 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-2 | 74922MAF8 | 1,000.00000000 | 0.00000000 | 5.16083407 | 5.16083407 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-3 | 74922MAG6 | 1,000.00000000 | 0.00000000 | 5.17916748 | 5.17916748 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-4 | 74922MAH4 | 1,000.00000000 | 0.00000000 | 5.22500176 | 5.22500176 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-5 | 74922MAJ0 | 1,000.00000000 | 0.00000000 | 5.24333333 | 5.24333333 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-6 | 74922MAK7 | 1,000.00000000 | 0.00000000 | 5.31666667 | 5.31666667 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-7 | 74922MAL5 | 1,000.00000000 | 0.00000000 | 5.74750000 | 5.74750000 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-8 | 74922MAM3 | 1,000.00000000 | 0.00000000 | 5.88499824 | 5.88499824 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| M-9 | 74922MAN1 | 1,000.00000000 | 0.00000000 | 6.66416578 | 6.66416578 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| B | 74922MAP6 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| SB [1] | 74922MAQ4 | | | | | | | |
| R-I | 74922MAR2 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| R-II | 74922MAS0 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| R-III | 74922MAT8 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |

[1]  Factors not reported for OC Classes

| Deal Factor : | 94.17105682% |
|---|---|

**GMAC RFC**

**4. Interest Summary**

*The following section only reports information for classes that have accrued interest for this distribution.*

| Class | Accrual Period | | Accrual Methodology | Beginning Notional/Principal Balance | Pass-Through Rate | Optimal Interest Amount | Interest Loss | Deferred Interest | Interest Shortfall Amount | Other Income | Interest Distribution (1)-(2)-(3)-(4)+(5)=(6) | Accrued Certificate Interest Remaining Unpaid |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Start | End | | | | (1) | (2) | (3) | (4) | (5) | (6) | |
| A-1 | 10/25/2006 | 11/26/2006 | Actual/360 | 240,377,374.45 | 5.51000000 | 1,214,106.06 | 0.00 | 0.00 | 0.00 | 0.00 | 1,214,106.06 | 0.00 |
| A-2 | 10/25/2006 | 11/26/2006 | Actual/360 | 62,498,117.36 | 5.50000000 | 315,094.68 | 0.00 | 0.00 | 0.00 | 0.00 | 315,094.68 | 0.00 |
| A-3 | 10/25/2006 | 11/26/2006 | Actual/360 | 228,108,513.26 | 5.51000000 | 1,152,138.08 | 0.00 | 0.00 | 0.00 | 0.00 | 1,152,138.08 | 0.00 |
| A-4 | 10/25/2006 | 11/26/2006 | Actual/360 | 32,561,519.14 | 5.58000000 | 166,552.17 | 0.00 | 0.00 | 0.00 | 0.00 | 166,552.17 | 0.00 |
| M-1 | 10/25/2006 | 11/26/2006 | Actual/360 | 11,028,000.00 | 5.61000000 | 56,711.49 | 0.00 | 0.00 | 0.00 | 0.00 | 56,711.49 | 0.00 |
| M-2 | 10/25/2006 | 11/26/2006 | Actual/360 | 5,671,000.00 | 5.63000000 | 29,267.09 | 0.00 | 0.00 | 0.00 | 0.00 | 29,267.09 | 0.00 |
| M-3 | 10/25/2006 | 11/26/2006 | Actual/360 | 4,096,000.00 | 5.65000000 | 21,213.87 | 0.00 | 0.00 | 0.00 | 0.00 | 21,213.87 | 0.00 |
| M-4 | 10/25/2006 | 11/26/2006 | Actual/360 | 2,835,000.00 | 5.70000000 | 14,812.88 | 0.00 | 0.00 | 0.00 | 0.00 | 14,812.88 | 0.00 |
| M-5 | 10/25/2006 | 11/26/2006 | Actual/360 | 2,520,000.00 | 5.72000000 | 13,213.20 | 0.00 | 0.00 | 0.00 | 0.00 | 13,213.20 | 0.00 |
| M-6 | 10/25/2006 | 11/26/2006 | Actual/360 | 2,520,000.00 | 5.80000000 | 13,398.00 | 0.00 | 0.00 | 0.00 | 0.00 | 13,398.00 | 0.00 |
| M-7 | 10/25/2006 | 11/26/2006 | Actual/360 | 2,520,000.00 | 5.94065982 | 14,483.70 | 0.00 | 0.00 | 0.00 | 0.00 | 14,483.70 | 0.00 |
| M-8 | 10/25/2006 | 11/26/2006 | Actual/360 | 2,835,000.00 | 5.94065982 | 16,683.97 | 0.00 | 0.00 | 0.00 | 0.00 | 16,683.97 | 0.00 |
| M-9 | 10/25/2006 | 11/26/2006 | Actual/360 | 2,835,000.00 | 5.94065982 | 18,892.91 | 0.00 | 0.00 | 0.00 | 0.00 | 18,892.91 | 0.00 |
| B | 10/25/2006 | 11/26/2006 | Actual/360 | 2,844,948.00 | 5.94065982 | 19,089.60 | 0.00 | 0.00 | 0.00 | 0.00 | 19,089.60 | 0.00 |
| SB | 10/01/2006 | 10/31/2006 | Actual/360 | 4,411,550.49 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 249,917.98 | 249,917.98 | 0.00 |
| **Deal Totals** | | | | **607,662,022.70** | | **3,065,657.70** | **0.00** | **0.00** | **0.00** | **249,917.98** | **3,315,575.68** | **0.00** |

**Current Index Rates**

| Index Type | Rate | Classes |
|---|---|---|
| BTLIB TEL 25 -2BD | 5.32000000 | A-1, A-2, A-3, M-1, M-3, M-5, M-7, M-9, B, M-8, M-6, M-4, M-2, A-4 |

**5. Other Income Detail**

| Class | Prepayment Charges | Remaining Excess Cash Flow and OC Release Amount | Other Income Distributiion |
|---|---|---|---|
| | (1) | (2) | (1) + (2) = (3) |
| SB | 6,488.42 | 243,429.56 | 249,917.98 |
| **Deal Totals** | **6,488.42** | **243,429.56** | **249,917.98** |



**6. Interest Shortfalls, Compensation and Expenses**

| | Current Prepayment Interest Shortfall Amount | Compensating Interest | Net Prepayment Interest Shortfall Amount (1) - (2)=(3) | Civil Relief Act Shortfall Count | Civil Relief Act Shortfall Amount | Compensation | | Advances | | Allowable Expenses per Governing Documents | Non - Recoverable Advances |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Subservicer | Master Servicer | Subservicer | Master Servicer | | |
| | (1) | (2) | (3) | | | | | | | | |
| **Deal Totals** | **14,700.39** | **14,700.39** | **0.00** | **0** | **0.00** | **131,598.06** | **13,654.28** | **203,246.12** | **0.00** | **0.00** | **0.00** |

**7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts**

(A) Prepayment Interest Shortfall Amounts

(B) Basis Risk/Net WAC Shortfall Amounts

| Class | Current Period | Prior Unpaid | Prior Unpaid Accrued Interest | Total Paid | Remaining Unpaid (1)+(2)+(3)-(4)=(5) | Current Period Uncompensated | Prior Unpaid | Prior Unpaid Accrued Interest | Total Paid | Remaining Unpaid (1)+(2)+(3)-(4)=(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| | (1) | (2) | (3) | (4) | (5) | (1) | (2) | (3) | (4) | (5) |
| A-1 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| A-2 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| A-3 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| A-4 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-1 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-2 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-3 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-4 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-5 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-6 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-7 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 760.78 | 0.00 | 0.00 | 760.78 | 0.00 |
| M-8 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,245.69 | 0.00 | 0.00 | 1,245.69 | 0.00 |
| M-9 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3,454.62 | 0.00 | 0.00 | 3,454.62 | 0.00 |
| B | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3,597.14 | 0.00 | 0.00 | 3,597.14 | 0.00 |
| SB | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| R-I | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| R-II | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| R-III | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Deal Totals** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** | **9,058.23** | **0.00** | **0.00** | **9,058.23** | **0.00** |

**GMAC RFC**

**8. Collateral Summary**

**A. Loan Count and Balances**

| | | Original Loan Count/ Scheduled Principal Balance | Beginning Loan Count/ Scheduled Principal Balance | Scheduled Principal | Curtailments | Payoffs | Matured Loans | Repurchases | Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs | Ending Loan Count/Scheduled Principal Balance |
|---|---|---|---|---|---|---|---|---|---|---|
| **Deal Totals** | Count | 2,226 | 2,154 | N/A | 255 | 37 | 0 | 0 | 0 | 2,117 |
| | **Balance/Amount** | 630,221,498.31 | 607,662,022.70 | 73,314.52 | 537,628.42 | 13,564,834.47 | N/A | 0.00 | 0.00 | 593,486,245.29 |

**B. Weighted Averages**

| | Beginning Weighted Average Gross Mortgage Rate | Ending Weighted Average Gross Mortgage Rate | Ending Weighted Average Remaining Amortization Term | Ending Weighted Average Months to Maturity | Beginning Weighted Average Net Mortgage Rate | Ending Weighted Average Net Mortgage Rate | Beginning Weighted Average Unmodified Net Mortgage Rate | Net Weighted Average Cap Rate | Weighted Average Net Rate |
|---|---|---|---|---|---|---|---|---|---|
| **Deal Totals** | 7.06321106 | 7.05663755 | 355.50 | 354.69 | 6.75264269 | 6.74630761 | 6.75264269 | N/A | N/A |

**C. Constant Prepayment Rate**

| | 1 Month CPR | 3 Month CPR | 6 Month CPR | 12 Month CPR | Life CPR |
|---|---|---|---|---|---|
| **Deal Totals** | 24.56% | 19.28% | | | 16.31% |

**9. Repurchases**

| | | Breaches Of Representations and Warranties | ARM Conversions | Optional Repurchases of Defaulted Loans | Others | Total (1)+(2)+(3)+(4)=(5) | |
|---|---|---|---|---|---|---|---|
| | | (1) | (2) | (3) | (4) | (5) | |
| Deal Totals | Count | 0 | 0 | 0 | 0 | | 0 |
| | Scheduled Balance | 0.00 | 0.00 | 0.00 | 0.00 | | 0.00 |

**10. Loan Status Report**

**Delinquency Calculation Method:** Mortgage Bankers Association

| Deal Totals | Current / Delinquent | | Bankruptcy | | Foreclosure | | REO | | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Actual Balance | Count | Scheduled Balance |
| Current | 2,012 | 560,414,756.80 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 2,012 | 560,414,756.80 |
| 30 days | 68 | 19,155,025.75 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 68 | 19,155,025.75 |
| 60 days | 20 | 7,113,231.71 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 20 | 7,113,231.71 |
| 90 days | 6 | 1,946,500.00 | 0 | 0.00 | 4 | 1,929,000.00 | 0 | 0.00 | 0.00 | 10 | 3,875,500.00 |
| 120 days | 5 | 2,287,811.03 | 0 | 0.00 | 2 | 639,920.00 | 0 | 0.00 | 0.00 | 7 | 2,927,731.03 |
| 150 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 180 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 181+ days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| Total | 2,111 | 590,917,325.29 | 0 | 0.00 | 6 | 2,568,920.00 | 0 | 0.00 | 0.00 | 2,117 | 593,486,245.29 |
| Current | 95.04% | 94.43% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 95.04% | 94.43% |
| 30 days | 3.21% | 3.23% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 3.21% | 3.23% |
| 60 days | 0.94% | 1.20% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.94% | 1.20% |
| 90 days | 0.28% | 0.33% | 0.00% | 0.00% | 0.19% | 0.33% | 0.00% | 0.00% | 0.00% | 0.47% | 0.65% |
| 120 days | 0.24% | 0.39% | 0.00% | 0.00% | 0.09% | 0.11% | 0.00% | 0.00% | 0.00% | 0.33% | 0.49% |
| 150 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 180 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 181+ days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Total | 99.72% | 99.57% | 0.00% | 0.00% | 0.28% | 0.43% | 0.00% | 0.00% | 0.00% | 100.00% | 100.00% |

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QA6
November 27, 2006

## 11. Delinquency Data

| | Totals | |
|---|---|---|
| | Count<br>% Count | Balance<br>% Balance |
| 1 Month | 68 | 19,155,025.75 |
| | 3.21% | 3.23% |
| 2 Months | 20 | 7,113,231.71 |
| | 0.94% | 1.20% |
| 3 Months | 10 | 3,875,500.00 |
| | 0.47% | 0.65% |
| 4 Months | 7 | 2,927,731.03 |
| | 0.33% | 0.49% |
| 5 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 6 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 7 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 8 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 9 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 10 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 11 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 12 Months | 0 | 0.00 |
| | 0.00% | 0.00% |

| | Totals | |
|---|---|---|
| | Count<br>% Count | Balance<br>% Balance |
| 13 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 14 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 15 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 16 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 17 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 18 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 19 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 20 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 21 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 22 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 23 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 24 Months | 0 | 0.00 |
| | 0.00% | 0.00% |

| | Totals | |
|---|---|---|
| | Count<br>% Count | Balance<br>% Balance |
| 25 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 26 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 27 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 28 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 29 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 30 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 31 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 32 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 33 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 34 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 35 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 36 Months | 0 | 0.00 |
| | 0.00% | 0.00% |

| | Totals | |
|---|---|---|
| | Count<br>% Count | Balance<br>% Balance |
| 37 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 38 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 39 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 40 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 41 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 42 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 43 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 44 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 45 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 46 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 47 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 48 Months | 0 | 0.00 |
| | 0.00% | 0.00% |

| | Totals | |
|---|---|---|
| | Count<br>% Count | Balance<br>% Balance |
| 49 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 50 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 51 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 52 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 53 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 54 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 55 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 56 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 57 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 58 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 59 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 60+ Months | 0 | 0.00 |
| | 0.00% | 0.00% |

**12. Loss Mitigation and Servicing Modifications**

| | Modification Type | Current Count | Current Scheduled Balance | 1 Payment Count | 1 Payment Scheduled Balance | 2 Payments Count | 2 Payments Scheduled Balance | 3+ Payments Count | 3+ Payments Scheduled Balance | Foreclosure Count | Foreclosure Scheduled Balance | REO Count | REO Scheduled Balance | Total Count | Total Scheduled Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Deal Totals | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |

| | Modification Type | Payoffs Current Month Count | Payoffs Current Month Scheduled Balance | Payoffs Cumulative Count | Payoffs Cumulative Scheduled Balance | Repurchases Current Month Count | Repurchases Current Month Scheduled Balance | Repurchases Cumulative Count | Repurchases Cumulative Scheduled Balance | Liquidations Current Month Count | Liquidations Current Month Scheduled Balance | Liquidations Cumulative Count | Liquidations Cumulative Scheduled Balance | Total Current Month Count | Total Current Month Scheduled Balance | Total Cumulative Count | Total Cumulative Scheduled Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Deal Totals | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |

**13. Losses and Recoveries**

A. Current Cycle Realized Losses

| Current Period Realized Losses | | Liquidations | Charge-Offs | Servicing Modifications | Bankruptcy Losses | Total |
|---|---|---|---|---|---|---|
| **Deal Totals** | **Loss Count** | 0 | 0 | 0 | 0 | 0 |
| | **Beginning Aggregate Scheduled Balance** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | **Principal Portion of Loss** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | **Interest Portion of Loss** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | **Total Realized Loss** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |

B. Cumulative Realized Losses

| Cumulative Realized Losses | | Liquidations | Charge-Offs | Servicing Modifications | Bankruptcy Losses | Total |
|---|---|---|---|---|---|---|
| **Deal Totals** | **Loss Count** | 0 | 0 | 0 | 0 | 0 |
| | **Total Realized Loss** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |

C. Subsequent Recoveries

| Subsequent Recoveries | | Current Period | Cumulative |
|---|---|---|---|
| **Deal Totals** | **Subsequent Recoveries Count** | 0 | 0 |
| | **Subsequent Recoveries** | 0.00 | 0.00 |
| | **Net Loss** [1] | 0.00 | 0.00 |
| | **Net Loss %** [2] | 0.00% | 0.00% |

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

**D. Default Percentages**

| Default Loss Percentage | 1 Month | 3 Months | 6 Months | 12 Months | Life of Deal |
|---|---|---|---|---|---|
| Monthly Default Rate | 0.00% | 0.00% | | | 0.00 % |
| Constant  Default Rate | 0.00% | 0.00% | | | 0.00% |

1-Month MDR (Current Month) =    SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

**14. Credit Enhancement Report**

**Reserve Accounts**

| Description | Source | Beginning Balance | DEPOSITS Investment Earnings | DEPOSITS Other Deposits | WITHDRAWALS Draws | WITHDRAWALS Releases | Ending Balance |
|---|---|---|---|---|---|---|---|
| YMA Reserve Fund | | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| SWAP Accout | | 0.00 | 0.00 | 110,349.85 | 110,349.85 | 0.00 | 0.00 |

**Hedge Agreements**

| Description | Provider | Termination Date | Amount Received From  Provider | Amount Paid to Provider |
|---|---|---|---|---|
| Swap Agreement | Bear, Stearns & Co., Inc. | 07/25/2011 | 2,589,975.83 | 2,700,325.68 |
| Class A-3 and A-4 Yield Maintenance Agreement | Hsbc Bank Usa | 07/25/2011 | 0.00 | 0.00 |

**16. Overcollateralization Summary**

| | Prior Required Overcollateralization Amount | Beginning Overcollateralization Amount | Overcollateralization Increase/(Reduction) Amount | Ending Overcollateralization Amount | Current Required Overcollateralization Amount |
|---|---|---|---|---|---|
| Deal Total | 4,411,550.49 | 4,411,550.49 | 0.00 | 4,411,550.49 | 4,411,550.49 |

**17. Excess Cashflow, Overcollateralization and Derivative Amounts**

| Excess Cashflow and Derivative Summary | |
|---|---|
| (1) Scheduled Unmodified Net Interest | 3,419,437.10 |
| (2) Interest Losses | 0.00 |
| (3) Subsequent Recoveries | 0.00 |
| (4) Interest Adjustment Amount | 0.00 |
| (5) Yield Maintenance/Swap Payment Amount - OUT | 110,349.85 |
| (6) Yield Maintenance/Swap Payment Amount - IN | 0.00 |
| (7) Certificate Interest Amount | 3,056,599.47 |
| (8) OC Reduction Amount | 0.00 |
| (9) Excess Cashflow Prior to OC Provisions | 252,487.78 |

| Overcollateralization and Derivative Amounts | |
|---|---|
| Excess Cashflow Prior to OC Provisions | 252,487.78 |
| (1) Unreimbursed Principal Portion of Realized Losses | 0.00 |
| (2) Principal Portion of Realized Losses | 0.00 |
| (3) Overcollateralization Increase | 0.00 |
| (4) Prepayment Interest Shortfall | 0.00 |
| (5) Unpaid PPIS With Accrued Interest | 0.00 |
| (6) Basis Risk Shortfall Carry-Forward Amount | 9,058.22 |
| (7) Relief Act Shortfall | 0.00 |
| (8) Unreimbursed Realized Losses | 0.00 |
| (9) Swap Termination Payment Amount | 0.00 |
| (10) To Class SB Certificates | 243,429.56 |

**GMAC RFC**

**18. Performance Tests**

| | |
|---|---|
| Current Distribution Date >= Target Distribution | |
| Current Distribution Date >= Target Distribution Date | False |
| Stepdown Date - Senior Enhancement Test | |
| Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance) | False |
| StepDown Date and Senior Enhancement pass | |
| After StepDown Date and Senior Enh Percent >= Target Percent | False |
| Sixty-Plus Delinquency Percentage >= Target % | |
| Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target | False |
| Aggregate Realized Loss % >= Scheduled Loss % | |
| Aggregate Realized Loss Percentage >= Scheduled Loss Percent | False |
| Trigger Event is in effect? | |
| Trigger Event is in effect | False |
| Stepdown Date and Trigger Event in effect | |
| Trigger Event is in effect on or after StepDown Date | False |

**20. Comments**

ERISA Text:     Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc., 2006-QA6
November 27, 2006

Cash Flow Received and Uses of Funds

| Cash Flow Received | Amount |
| --- | --- |
| Principal and Interest Payments | 17,608,868.79 |
| Prepayment Premium | 6,488.42 |
| Liquidation and Insurance Proceeds | 0.00 |
| Subsequent Recoveries | 0.00 |
| Repurchase Proceeds | 0.00 |
| Other Deposits/Adjustments (including Derivatives Payment) | 0.00 |
| Total Deposits | 17,615,357.21 |

| Uses of Funds | Amount |
| --- | --- |
| Transfer to Certificate Account | 17,491,353.08 |
| Reimbursed Advances and Expenses | 0.00 |
| Master Servicing Compensation | 13,654.28 |
| Derivatives Payment | 110,349.85 |
| Total Withdrawals | 17,615,357.21 |

| | |
| --- | --- |
| Ending Balance | 0.00 |